# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EQUITY LIFESTYLE PROPERTIES INC., CIK 0000895417
CUSIP: 29472R108
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: TWO NORTH RIVERSIDE PLAZA, SUITE 800, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000860644

## Reporting persons
- Aristotle Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 9,387,812; shared voting power 0; sole dispositive power 9,387,812; shared dispositive power 0; aggregate amount beneficially owned 9,387,812 (4.84% of the class)

## Item 1. Issuer
Name of issuer: EQUITY LIFESTYLE PROPERTIES INC.
Address of issuer's principal executive offices: TWO NORTH RIVERSIDE PLAZA, SUITE 800, CHICAGO, IL, 60606

## Item 2. Person Filing
Name of person filing: Aristotle Capital Management, LLC
Address of principal business office or, if none, residence: 11100 SANTA MONICA BLVD, SUITE 1700, LOS ANGELES, CA, 90025
Citizenship: California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9,387,812
Percent of class: 4.84%
Sole power to vote or to direct the vote: 9,387,812
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,387,812
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the shares of Common Stock set forth in Item 4 are owned by various investment advisory clients of Aristotle Capital Management, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and/or its ability to vote such shares. In all cases, persons other than Aristotle Capital Management, LLC have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aristotle Capital Management, LLC: /s/ Michelle M. Gosom, Michelle M. Gosom, Chief Compliance Officer (11/14/2025)